                                     August 25, 2000

Shoney's Inc.
1727 Elm Hill Pike
Nashville, Tennessee  37210

Attention:  Jim Beltrame

                              Captain D's, Inc.
                              -----------------
Ladies and Gentlemen:

Shoney's, Inc., a Tennessee corporation ("Shoney's") intends to consummate a restructuring (the "Restructuring") of its business and a refinancing (the "Refinancing") of substantially all of the debt of Shoney's and its subsidiaries. Initially, there will be two operating subsidiaries wholly-owned by Shoney's (the "Operating Subsidiaries"). One of the Operating subsidiaries ("Captain D's") will operate the Captain D's business and the second Operating Subsidiary (the "Commissary") will operate Shoney's food distribution operations.

Shoney's and/or its subsidiaries anticipates that its operations will be financed through a separate $99 million real estate financing (the "Real Estate Financing"). Shoney's further anticipates that the Commissary will be financed through a separate revolving credit facility of up to $30 million (the "Commissary Financing").

You have also advised Bank of America and BAS that you intend to finance the ongoing working capital and other general corporate purposes of Captain D's and its subsidiaries after consummation of the Restructuring from up to $135 million in senior secured credit facilities of Captain D's (the "Senior Credit Facilities"), comprised of (i) a term loan facility aggregating up to $115 million and (ii) a revolving credit facility of up to $20 million. In this connection, you have requested that (a) Bank of America provide you with its financing commitment for a portion of the up to $135 million Senior Credit Facilities and (b) BAS provide you with its best efforts undertaking to arrange a syndicate of lenders for the Senior Credit Facilities. The Restructuring, the Refinancing, the Real Estate Financing, the Commissary Financing, the entering into and funding of the Senior Credit Facilities and all related transactions are hereinafter collectively referred to as the "Transaction".

In connection with the foregoing, Bank of America is pleased to advise you of its commitment to provide $25 million of principal amount of the Senior Credit Facilities and to act as the sole and exclusive administrative agent (in such capacity, the "Administrative Agent") for the Senior Credit Facilities, all upon and subject to the terms and conditions set forth in this letter and in the summary of terms attached as Annex I hereto (the "Summary of Terms" and, together with this letter agreement, the "Commitment Letter"). BAS is pleased to advise you of its willingness, as the sole and exclusive lead arranger and sole book manager (the "Sole Lead Arranger and Sole Book Manager") for the Senior Credit Facilities, to use its best efforts to form a syndicate of financial institutions and institutional lenders (collectively, the "Lenders") reasonably acceptable to you for the Senior Credit Facilities. All capitalized terms used and not otherwise defined herein shall have the same meanings as specified therefor in the Summary of Terms.

The commitment of Bank of America hereunder and the undertaking of BAS to provide the services described herein are subject to the satisfaction of each of the following conditions precedent in a manner acceptable to Bank of America and BAS: (a) compliance with all of the terms and conditions set forth herein or in the Summary of Terms; (b) the completion of a due diligence review of the assets, liabilities (including contingent liabilities) and businesses of Captain D's and its subsidiaries in scope and with results satisfactory to us in our sole discretion; (c) prior to and during the syndication of the Senior Credit Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of Captain D's or any of its subsidiaries; (d) no material adverse change in or material disruption of conditions in the market for syndicated bank credit facilities or the financial, banking or capital markets generally shall have occurred that, in the reasonable judgment of Bank of America and BAS, would impair the syndication of the Senior Credit Facilities; (e) no change, occurrence or development shall have occurred or become known to Bank of America or BAS since October 31, 1999 that could reasonably be expected to have a material adverse effect on the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of Captain D's and its subsidiaries, taken as a whole; (f) neither Bank of America nor BAS becoming aware after the date hereof of any information, or any event, development or change that, in our reasonable judgment, is inconsistent in a material and adverse manner with any information or other matter disclosed to us prior to the date hereof (in which case Bank of America and BAS may, in our sole discretion, suggest alternative financing amounts or structures that ensure adequate protection for the Lenders or terminate our commitment and undertaking under this Commitment Letter); and (g) receipt of commitments from other Lenders for the balance of the Senior Credit Facilities on the terms and conditions referred to in the attached Summary of Terms.

BAS intends to commence syndication of the Senior Credit Facilities promptly after your acceptance of this Commitment Letter and the Fee Letter (as hereinafter defined). Bank of America reserves the right, prior to or after execution of the definitive credit documentation for the Senior Credit Facilities, to syndicate all or part of its commitment for the Senior Credit Facilities to one or more lending institutions that will become parties to such definitive credit documentation pursuant to the syndication to be managed by BAS, and the commitment of Bank of America hereunder shall be reduced as and when commitments are received from the Lenders. You agree to actively assist, and to cause Shoney's to actively assist, BAS in achieving a syndication of the Senior Credit Facilities that is satisfactory to BAS and you. Such assistance shall include (a) your providing and causing your advisors to provide Bank of America and BAS and the other Lenders upon request with all information reasonably deemed necessary by Bank of America and BAS to complete syndication, including, but not limited to, information and evaluations prepared by you, Shoney's, Captain D's and your and their advisors, or on your or their behalf, relating to the Transaction, (b) your assistance in the preparation of an Information Memorandum to be used in connection with the syndication of the Senior Credit Facilities, (c) using your commercially reasonable efforts to support successful syndication efforts of BAS which will benefit materially from your existing lending relationships and the existing lending relationships of Shoney's and (d) otherwise assisting Bank of America and BAS in their syndication efforts, including by making your officers and advisors and the officers and advisors of Shoney's, Captain D's and their respective subsidiaries available from time to time to attend and make presentations regarding the business and prospects of Shoney's, Captain D's and their respective subsidiaries, as appropriate, at one or more meetings of prospective Lenders.

It is understood and agreed that BAS will manage and control all aspects of the syndication in consultation with you, including decisions as to the selection of prospective Lenders and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders. It is understood that no Lender participating in the Senior Credit Facilities will receive compensation from you in order to obtain its commitment, except on the terms contained herein and in the Summary of Terms. It is also understood and agreed that the amount and distribution of the fees among the Lenders will be at the sole discretion of Bank of America and BAS and that any syndication prior to execution of the definitive documentation for the Senior Credit Facilities will reduce the commitment of Bank of America.

You hereby represent, warrant and covenant that (a) all information, other than Projections (as defined below), which has been or is hereafter made available to Bank of America, BAS or the Lenders by you or any of your representatives (or on your or their behalf) or by Shoney's, Captain D's or any of their subsidiaries or representatives (or on their behalf) in connection with any aspect of the Transaction (the "Information") is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading and
(b) all financial projections concerning Captain D's and its subsidiaries that have been or are hereafter made available to Bank of America, BAS or the Lenders by you or any of your representatives (or on your or their behalf) or by Shoney's, Captain D's or any of their subsidiaries or representatives (or on their behalf) (the "Projections") have been or will be prepared in good faith based upon reasonable assumptions. You agree to furnish us with such Information and Projections as we may reasonably request and to supplement the Information and the Projections from time to time until the date of the initial borrowing under the Senior Credit Facilities (the "Closing Date") so that the representation, warranty and covenant in the immediately preceding sentence is correct on the Closing Date. In issuing this commitment and in arranging and syndicating the Senior Credit Facilities, Bank of America and BAS are and will be using and relying on the Information and the Projections (collectively, the "Pre-Commitment Information") without independent verification thereof.

By executing this Commitment Letter, you agree to reimburse Bank of America and BAS from time to time on demand for all reasonable out-of-pocket fees and expenses (including, but not limited to, the reasonable fees, disbursements and other charges of Shearman & Sterling, as counsel to Bank of America, and of special and local counsel to Bank of America and the Lenders and due diligence expenses) incurred in connection with the Senior Credit Facilities, the syndication thereof, the preparation of the definitive documentation therefor and the other transactions contemplated hereby.

You agree to indemnify and hold harmless Bank of America, BAS, each Lender and each of their affiliates and their officers, directors, employees, agents, advisors and other representatives (each an "Indemnified Party") from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable fees, disbursements and other charges of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) any aspect of the Transaction or any similar transaction and any of the other transactions contemplated thereby or (b) the Senior Credit Facilities and any other financings, or any use made or proposed to be made with the proceeds thereof, except to the extent such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by you, your equityholders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not any aspect of the Transaction is consummated. You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or affiliates or to your or their respective equity holders or creditors arising out of, related to or in connection with any aspect of the Transaction, except for direct, as opposed to consequential, damages determined in a final nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct.

This Commitment Letter and the fee letter among you, Bank of America and BAS of even date herewith (the "Fee Letter") and the contents hereof and thereof are confidential and, except for the disclosure hereof or thereof on a confidential basis to your accountants, attorneys and other professional advisors retained in connection with the Transaction or as otherwise required by law, may not be disclosed in whole or in part to any person or entity without our prior written consent; provided, however, it is understood and agreed that you may disclose this Commitment Letter (including the Summary of Terms) but not the Fee Letter, after your acceptance of this Commitment Letter and the Fee Letter, in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges.

The provisions of the immediately preceding three paragraphs shall remain in full force and effect regardless of whether any definitive documentation for the Senior Credit Facilities shall be executed and delivered and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of Bank of America or BAS hereunder.

In connection with the services and transactions contemplated hereby, you agree that Bank of America and BAS are permitted to access, use and share with any of their bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives, any information concerning you, Shoney's, Captain D's or any of your or their respective affiliates that is or may come into the possession of Bank of America, BAS or any of such affiliates. Bank of America, BAS and their affiliates will treat confidential information relating to you, Shoney's, Captain D's and your and their respective affiliates with the same degree of care as they treat their own confidential information.

This Commitment Letter and the Fee Letter may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this Commitment Letter or the Fee Letter by telecopier shall be effective as delivery of a manually executed counterpart thereof.

This Commitment Letter and the Fee Letter shall be governed by, and construed in accordance with, the laws of the State of New York. Each of you, Bank of America and BAS hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter (including, without limitation, the Summary of Terms), the Fee Letter, the Transaction and the other transactions contemplated hereby and thereby or the actions of Bank of America and BAS in the negotiation, performance or enforcement hereof. The commitments and undertakings of Bank of America and BAS may be terminated by us if you fail to perform your obligations under this Commitment Letter or the Fee Letter on a timely basis.

This Commitment Letter, together with the Summary of Terms and the Fee Letter, embodies the entire agreement and understanding among Bank of America, BAS, you, Shoney's and your and its affiliates with respect to the Senior Credit Facilities and supersedes all prior agreements and understandings relating to the specific matters hereof. However, please note that the terms and conditions of the commitment and undertaking of BAS hereunder are not limited to those set forth herein or in the Summary of Terms. Those matters that are not covered or made clear herein or in the Summary of Terms or the Fee Letter are subject to mutual agreement of the parties. No party has been authorized by Bank of America or BAS to make any oral or written statements that are inconsistent with this Commitment Letter.

This Commitment Letter is not assignable by you without our prior written consent and is intended to be solely for the benefit of the parties hereto and the Indemnified Parties.

This Commitment Letter and all commitments and undertakings of Bank of America and BAS hereunder will expire at 5:00 p.m. (New York City time) on August 25, 2000 unless you execute this Commitment Letter and the Fee Letter and return them to us prior to that time. Thereafter, all commitments and undertakings of Bank of America and BAS hereunder will expire on the earliest of (a) September 30, 2000, unless the Closing Date occurs on or prior thereto and (b) the closing of the Restructuring.

We are pleased to have the opportunity to work with you on this important financing.

                                     Very truly yours,
                                     BANK OF AMERICA, N.A.


                                     By /s/ Douglas M. Ingram
                                        ----------------------------------
                                        Title: Vice President

                                     BANC OF AMERICA SECURITIES LLC


                                     By /s/  Douglas M. Ingram
                                        -----------------------------------
                                        Title: Vice President
ACCEPTED AND AGREED TO
  AS OF August 25, 2000

SHONEY'S, INC.


By /s/ James M. Beltrame
   ------------------------------
   Title: CFO

                                                               ANNEX I


                              CAPTAIN D'S, INC.
                          SENIOR CREDIT FACILITIES
                      SUMMARY OF TERMS AND CONDITIONS

   Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this is attached

BORROWER:               A newly created direct wholly-owned subsidiary
                        formed by Shoney's, Inc., ("Shoney's"). The
                        Borrower will operate the Captain D's business of Shoney's.

GUARANTORS:             The Term Loan C Facility will be guaranteed by a
                        newly created wholly-owned special purpose subsidiary of the Borrower (the "Leasehold SPV").
                        The Revolving Credit Facility and the Term Loan B
                        Facility will be guaranteed by SHN Properties, LLC
                        (whose name shall be changed to Captain D's
                        Properties, LLC as part of the Restructuring, "Captain D's SPV"). The Senior Credit Facilities will be guaranteed by each of the other existing and future direct and indirect subsidiaries of the Borrower that is not a "controlled foreign corporation" (a "CFC") under Section 957 of the Internal Revenue Code, if any. All guarantees will be guarantees of payment and not of collection.

ADMINISTRATIVE AND
  COLLATERAL AGENT:     Bank of America, N.A. ("Bank of America") will act
                        as sole and exclusive administrative and collateral agent (the "Administrative Agent").

SOLE LEAD ARRANGER
AND SOLE BOOK MANAGER:  Banc of America Securities LLC ("BAS").

LENDERS: Bank of America and other banks, financial institutions and institutional lenders acceptable to BAS and the Administrative Agent.

SENIOR CREDIT
  FACILITIES:           An aggregate principal amount of up to $135 million
                        will be available through the following facilities:

                        Term Loan B Facility: an $85 million three-year term loan facility, all of which will be drawn on the Closing Date (the "Term Loan B Facility").

                        Term Loan C Facility: a $30 million eighteen-month term loan facility, all of which will be drawn on the Closing Date (the "Term Loan C Facility", and together with the Term Loan B Facility, the "Term Facilities").

                        Revolving Credit Facility: a $20 million revolving credit facility, available from time to time until the third anniversary of the Closing Date, and to include a $10 million sublimit for the issuance of standby and commercial letters of credit (each a "Letter of Credit") and a $5 million sublimit for a swingline subfacility. Letters of Credit will be initially issued by Bank of America (in such capacity, the "Issuing

                        Bank"), Bank of America will be the initial Swing Line Bank (in such capacity, the "Swing Line Bank") and each of the Lenders under the Revolving Credit Facility will purchase an irrevocable and unconditional participation in each Letter of Credit and Swing Line Loan.

PURPOSE: The proceeds of the Senior Credit Facilities shall be used (i) to finance in part the Restructuring and the Refinancing; (ii) to pay fees and expenses incurred in connection with the Transaction; and
                        (iii) to provide ongoing working capital and for other general corporate purposes of the Borrower and its subsidiaries.

CLOSING DATE:           On or before August 31, 2000.

INTEREST RATES:         The interest rates per annum (calculated on a 360-
                        day basis) applicable to the Senior Credit
                        Facilities will be LIBOR plus the Applicable Margin
                        (as hereinafter defined) or, at the option of the Borrower, the Alternate Base Rate (to be defined as the higher of (x) the Bank of America prime rate and (y) the Federal Funds rate plus 0.50%) plus the Applicable Margin.

                        The Applicable Margin means, (i) in the case of the Revolving Credit Facility, for the period from the Closing Date until the delivery of the financial statements for the fiscal year ended October 29, 2000, 3.75% per annum, in the case of LIBOR rate advances, and 2.75% per annum, in the case of Base Rate advances, and thereafter, the rate per annum set forth below under the caption "LIBOR Advances" or "Base Rate Advances" based upon the following performance-based grid using the Leverage Ratio (defined as total funded debt to adjusted EBITDA):


                         Leverage Ratio LIBOR Advances  Base Rate Advances
                         ----------------------------------------------------

                         Greater than or
                         equal to
                         3.25:1.00             4.00%              3.00%

                         Greater than or
                         equal to
                         2.75:1.00 but less
                         than 3.25:1.00        3.75%              2.75%

                         Greater than or
                         equal to
                         2.25:1.00 but less
                         than 2.75:1.00        3.50%              2.50%

                         Greater than or
                         equal to
                         1.75:1.00 but less



                                       -2-

                         than 2.25:1.00        3.25%              2.25%

                         Less than
                         1.75:1.00             3.00%              2.00%


                        and (ii) in the case of the Term Loan B Facility, 4.00% per annum, in the case of LIBOR rate advances, and 3.00% per annum, in the case of Base Rate advances, and (iii) in the case of the Term Loan C Facility, 4.00% per annum, in the case of LIBOR rate advances, and 3.00% per annum, in the case of Base Rate advances, increasing by 50 basis points on January 1, 2001, and increasing by an additional 50 basis points at the completion of each calendar quarter thereafter.

                        The Borrower may select interest periods of one, two, three or six months for LIBOR rate advances, subject to availability. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

                        During the continuance of any default under the loan documentation, the Applicable Margin on all obligations owing under the loan documentation shall increase by 2% per annum.

COMMITMENT FEE:         (i) For the period from the Closing Date until the
                        delivery of the financial statements for the fiscal year ended October 29, 2000, a commitment fee of 0.50% and (ii) thereafter, the percentage per annum set forth in the following performance-based grid based on the Leverage Ratio:


                         Leverage Ratio          Commitment Fee
                         --------------------------------------
                         Greater than or
                         equal to
                         2.75:1.00                    0.50%

                         Greater than or
                         equal to
                         2.25:1.00 but less
                         than 2.75:1.00               0.375%

                         Less than
                         2.25:1.00                    0.25%

                        in each case calculated on a 360-day basis and payable on the unused portions of the Senior Credit Facilities. Such fee shall be payable quarterly in arrears and on the date of termination or expiration of the commitments.

LETTER OF CREDIT FEES:  Letter of Credit fees equal to the Applicable
                        Margin from time to time on Revolving Credit LIBOR rate advances on a per annum basis will be payable quarterly in arrears and shared proportionately by the Lenders under the Revolving Credit Facility.
                        In addition, a fronting fee of 0.25% per annum will be payable to the Issuing Bank for its own account. Both the Letter of Credit fees and the fronting fees will be calculated on the amount available to be drawn under each outstanding Letter of Credit.

MATURITY:               The Term Loan B Facility shall be subject to
                        repayment according to the Scheduled Amortization, with the final payment of all amounts outstanding, plus accrued interest, being due three years after the Closing Date.

                        The Term Loan C Facility shall terminate and all amounts outstanding thereunder shall be due and payable in full eighteen months after the Closing Date.

                        The Revolving Credit Facility shall terminate and all amounts outstanding thereunder shall be due and payable in full three years after the Closing Date.

SCHEDULED
   AMORTIZATION:        Term Loan B Facility:  The Term Loan B Facility
                        will be subject to yearly amortization of principal
                        (in equal quarterly installments) in the aggregate amount set forth below for each year (the
                        "Scheduled Amortization"):

                                Year                      Amount
                                ----                      ------

                                 1                    $ 5.0 million
                                 2                    $ 5.0 million
                                 3                    $ 75.0 million


                        Revolving Credit Facility: Advances under the Revolving Credit Facility may be made, and Letters of Credit may be issued, on a revolving basis up to the full amount of the Revolving Credit Facility.

MANDATORY PREPAYMENTS
   AND COMMITMENT
   REDUCTIONS:          In addition to the amortization set forth above,
                        (a) all net cash proceeds (i) from sales of property and assets of the Borrower and its subsidiaries (excluding sales of inventory in the ordinary course of business and other exceptions to be agreed in the loan documentation, and subject to a reinvestment provision to be agreed (including with respect to refranchising proceeds)) and (ii) of Extraordinary Receipts (to be defined in the loan documentation and to exclude cash receipts in the ordinary course of business, and subject to a reinvestment provision to be agreed) and (b) 50% of Excess Cash Flow (to be defined in the loan documentation) of the Borrower and its subsidiaries shall be applied to the prepayment of (and permanent reduction of the commitments under) the Senior Credit Facilities in the following manner with exceptions to be agreed in the loan documentation: first, ratably to the principal repayment installments of the Term
                        Facilities on a pro rata basis, and second, to the Revolving Credit Facility; and

                        All net cash proceeds from the issuance or incurrence after the Closing Date of additional equity interests in or debt of the Borrower or any of its subsidiaries otherwise permitted under the loan documentation, shall be applied to the prepayment of (and permanent reduction of the commitments under) the Senior Credit Facilities in the following manner: first, to the principal repayment of the Term Loan C Facility, second, ratably to the principal repayment installments of the Term Loan B Facility on a pro rata basis, and third, to the Revolving Credit Facility.

OPTIONAL PREPAYMENTS
   AND COMMITMENT
   REDUCTIONS:          Senior Credit Facilities may be prepaid at any time
                        in whole or in part without premium or penalty, except that any prepayment of LIBOR rate advances other than at the end of the applicable interest periods there for shall be made with reimbursement for any funding losses and redeployment costs of the Lenders resulting therefrom. Each such prepayment of the Term Loan B Facility shall be applied first in direct order of maturity for the amortization payments occurring in the 12 month period following the date of such prepayment and second on a pro rata basis. The unutilized portion of any commitment under the Senior Credit
                        Facilities may be reduced or terminated by the Borrower at any time without penalty (and the obligation to pay the Commitment Fee on the portion of the Senior Credit Facilities so reduced shall be terminated).

SECURITY:               Revolving Credit Facility and Term Loan B Facility:
                        The Borrower and each of the Guarantors (other than the Leasehold SPV) shall grant the Administrative
                        Agent and the Lenders to the Revolving Credit
                        Facility and the Term Loan B Facility a valid and perfected first priority (subject to certain exceptions to be set forth in the loan documentation) liens and security interests in all of the following:

                        (a) All present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future subsidiaries (limited, in the case of each entity that is a CFC, to 65% of the voting stock of each such entity) other than the Leasehold SPV;

                        (b) All present and future intercompany debt of the Borrower and each other Guarantor other than the Leasehold SPV;

                        (c) All of the present and future property and assets, real and personal, of the Borrower and each other Guarantor other than the Leasehold SPV, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, bank accounts, general intangibles, franchise rights, royalties, license rights, patents, trademarks, tradenames, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds and cash (excluding the 117 leasehold improvement properties held by the Leasehold SPV and no more than $10 million in collateral value in the fee-simple real estate that is specifically pledged on a first priority basis to the Term Loan C Lenders); and

                        (d) All proceeds and products of the property and assets described in clauses (a), (b) and (c) above.

                        The Security shall ratably secure the relevant party's obligations in respect of the Revolving Credit Facility and the Term Loan B Facility and any interest rate swap or similar agreements with a Lender under the Revolving Credit Facility and the Term Loan B Facility.

                        The Revolving Credit Facility and the Term Loan B Facility shall also be secured by a valid and perfected first priority (subject to certain exceptions to be set forth in the loan documentation) liens and security interest in all of the equity interests in the Borrower.

                        Term Loan C Facility: The Borrower and the
                        Leasehold SPV shall grant the Administrative Agent and the Lenders to the Term Loan C Facility a valid and perfected first priority (subject to certain exceptions to be set forth in the loan documentation) liens and security interests in the following:

                        (i) The 117 leasehold improvement properties held by the Leasehold SPV and no more than $10 million in collateral value in the fee-simple real estate;

                        (ii) All present and future shares of capital stock of (or other ownership or profit interests in) the Leasehold SPV;

                        (iii) All present and future intercompany debt of the Leasehold SPV; and

                        (iv) All proceeds and products of the property and assets described in clauses (i), (ii) and (iii) above; and

                        The Borrower and the other Guarantors (other than the Leasehold SPV) shall grant to the Lenders to the Term Loan C Facility, a perfected second priority lien and security interest in all of the following:

                        (a) All present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future subsidiaries (limited, in the case of each entity that is a CFC, to 65% of the voting stock of each such entity) other than the Leasehold SPV;

                        (b) All present and future intercompany debt of the Borrower and each other Guarantor other than the Leasehold SPV; and

                        (c) All of the present and future property and assets, real and personal, of the Borrower and each other Guarantor other than the Leasehold SPV, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, bank accounts, general intangibles, franchise rights, royalties, license rights, patents, trademarks, tradenames, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds and cash; and

                        (d) All proceeds and products of the property and assets described in clauses (a), (b) and (c) above.

                        The Security shall ratably secure the relevant party's obligations in respect of the Term Loan C Facility and any interest rate swap or similar agreements with a Lender under the Term Loan C Facility.

                        The Term Loan C Facility shall also be secured by a valid and perfected second priority (subject to certain exceptions to be set forth in the loan documentation) liens and security interest in all of the equity interests in the Borrower.

CONDITIONS PRECEDENT
   TO CLOSING:          The closing and the initial extension of credit
                        under the Senior Credit Facilities will be subject to satisfaction of the conditions precedent deemed appropriate by the Administrative Agent for leveraged acquisition financings generally and for this transaction in particular, including but not limited to the following: (i) satisfactory completion of the Administrative Agent's due diligence review with respect to the business, operations, assets and liabilities of Shoney's and its subsidiaries, including tax and ERISA matters;
                        and satisfaction with any changes or developments, or any new or additional information discovered by the Administrative Agent or the Lenders regarding
                        Shoney's or any of its subsidiaries or any aspect of the Transaction that (A) either individually or in the aggregate, could reasonably be expected to have a material adverse effect on the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of Borrower and its subsidiaries, taken as a whole, or (B) adversely affects the Senior Credit Facilities or the Transaction; (ii) satisfactory loan documentation;
                        (iii) consummation of the Transaction on terms consistent with those described herein and otherwise satisfactory to the Lenders and satisfactory review of all documentation relating to the Transaction; (iv) satisfactory capitalization, shareholders' arrangements and corporate structure of and documentation for the Borrower and its subsidiaries (including, without limitation, a voting trust or other satisfactory arrangement in respect of the common stock of the Borrower); (v) (A) the termination and payment in full of the existing senior bank credit facility of Shoney's and (B) the successful tender of the existing TPI convertible debentures and the Shoney's LYONS on terms and conditions acceptable to the Lenders; (vi) absence of material pending or threatened litigation, investigations or proceedings; (vii) absence of any existing or potential material tax, ERISA or environmental liabilities, or other existing or potential material direct or contingent liabilities, that are not disclosed on the most recently completed audited financial statements of Shoney's and its subsidiaries; (viii) receipt of (A) the audited financial statements of the Borrower and its subsidiaries for the fiscal years ended October 25, 1998 and October 31, 1999, (B) unaudited year to date financial statements of the Borrower and its subsidiaries for the twenty-eight week period ended
                        May 14, 2000 and (C) a pro forma balance sheet and income statement of the Borrower and its subsidiaries as of the Closing Date which gives effect to all of the elements of the Transaction to be effected on or before the Closing Date; (ix) satisfaction of the Administrative Agent with (A) all arrangements between the Borrower and its subsidiaries, on the one hand, and Shoney's and its other subsidiaries, on the other hand and (B) the tax sharing arrangements and administrative service agreements among Shoney's and its subsidiaries, including the Borrower; (x) satisfactory solvency certification and opinion; (xi) evidence of perfection of liens and security interests, together with (A) endorsements on the appropriate insurance policies of the Borrower and its subsidiaries naming the Administrative Agent as the loss payee or additional insured thereunder and (B) such title policies, surveys, and access letters as the Administrative Agent shall have requested;
                        (xii) receipt of requisite governmental and third party approvals and consents (and expiration, without the imposition of conditions, of all applicable waiting periods); (xiii) satisfactory legal opinions, corporate certificates and other customary closing documentation; (xiv) Shoney's
                        Properties, LLC shall have obtained the Real Estate
                        Financing which shall be on terms and conditions acceptable to the Administrative Agent; (xv) the Commissary shall have obtained the Commissary
                        Financing which shall be on terms and conditions acceptable to the Administrative Agent; (xvi) the Lenders shall be satisfied that minimum pro forma
                        Adjusted EBITDA of the Borrower and its
                        subsidiaries (defined to exclude one-time charges and extraordinary items to be agreed) for the twelve-month period ended October 31, 1999 is at least $39 million; and (xvii) payment of all accrued fees and expenses (including fees and expenses of counsel to the Administrative Agent).


CONDITIONS PRECEDENT

   TO EACH BORROWING
   UNDER THE SENIOR
   CREDIT FACILITIES:   Each borrowing or issuance or renewal of a Letter
                        of Credit under the Senior Credit Facilities will be subject to satisfaction of the following conditions precedent: (i) all of the representations and warranties in the loan documentation shall be materially correct; and (ii) no defaults or Events of Default shall have occurred and be continuing.

REPRESENTATIONS AND
   WARRANTIES:          Usual and customary for transactions of this type,
                        including, without limitation: (i) corporate status; (ii) corporate power and authority, enforceability; (iii) no violation of law, contracts or organizational documents; (iv) no material litigation; (v) accuracy and completeness of specified financial statements and other information and no material adverse change; (vi) no required governmental or third party approvals or consents; (vii) use of proceeds/compliance with margin regulations; (viii) valid title to property and assets (including, intellectual property and licenses), which must be free and clear of liens, charges and other encumbrances (other than permitted exceptions); (ix) status under Investment
                        Company Act; (x) ERISA matters; (xi) environmental matters; (xii) perfected liens, security interests and charges; (xiii) solvency; and (xiv) tax status and payment of taxes.

COVENANTS:              Those affirmative, negative and financial covenants
                        (applicable to the Borrower and its subsidiaries) customarily found in transactions of this type, including, without limitation, the following:

                        (a) Affirmative Covenants - (i) Compliance with laws and regulations (including, without limitation, ERISA and environmental laws);
                                (ii) payment of taxes and other
                                obligations; (iii) maintenance of
                                appropriate and adequate insurance; (iv) preservation of corporate existence, rights (charter and statutory), franchises, permits, licenses and approvals; (v) visitation and inspection rights; (vi) keeping of proper books in accordance with generally accepted accounting principles;
                                (vii) maintenance of properties; (viii)
                                performance of leases, related documents and other material agreements; (ix) conducting transactions with affiliates on terms equivalent to those obtainable on an arm's-length basis; (x) further assurances as to perfection and priority of security interests; (xi) grant of security on additional property and assets upon the occurrence and continuance of an Event of Default; and (xii) customary financial and other reporting requirements (including, without limitation, audited annual financial statements and monthly and quarterly unaudited financial statements, notices of defaults, compliance certificates, annual business plans and forecasts, notices of material litigation and proceedings, material environmental actions and liabilities and material ERISA and tax events and liabilities, reports to shareholders and other creditors, and other business and financial information as any Lender shall reasonably request).

                        (b) Negative Covenants - Restrictions on (i) liens; (ii) debt, guarantees or other contingent obligations (including, without limitation, the subordination of all intercompany indebtedness on terms satisfactory to the Lenders); (iii) mergers and consolidations; (iv) sales, transfers and other dispositions of property and assets (other than sales of inventory in the ordinary course of business); (v) loans, acquisitions, joint ventures and other investments; (vi) dividends and other distributions to, and redemptions and repurchases from, equityholders; (vii) creating new subsidiaries; (viii) becoming a general partner in any partnership; (ix) prepaying, redeeming or repurchasing debt;
                                (x) capital expenditures; (xi) granting
                                negative pledges other than to the
                                Administrative Agent and the Lenders; (xii) changes in the nature of business; (xiii) amending organizational documents, or amending or otherwise modifying any debt, any related document or any other material agreement; and (xiv) changes in accounting policies or reporting practices; in each of the foregoing cases, with such exceptions as may be agreed upon in the loan documentation.

                        (c)     Financial Covenants - To include the
                                following:

                                -       Maintenance of a minimum Interest
                                Coverage Ratio (adjusted EBITDA/total
                                interest expense);

                                -       Maintenance of a maximum Leverage
                                Ratio (total funded debt/adjusted EBITDA);

                                -       Maintenance of a minimum Fixed
                                Charge Coverage Ratio (adjusted EBITDA less
                                Maintenance Capital Expenditures (to be
                                defined in the loan documentation) less
                                cash taxes/total interest expense plus
                                scheduled principal payments); and

                                -       Maintenance of minimum adjusted
                                EBITDA.

                        All of the financial covenants will be calculated on a consolidated basis for the Borrower and its subsidiaries and for each consecutive four fiscal quarter period, except that during the first year following the Closing Date such measurements shall be made for the period of time since the Closing Date and, where appropriate, annualized.

INTEREST RATE
   PROTECTION:          The Borrower shall obtain interest rate protection
                        in form and with parties acceptable to the Lenders for a notional amount and otherwise on terms to be agreed in the loan documentation.

EVENTS OF DEFAULT:      Usual and customary in transactions of this nature,
                        including, without limitation, (i) nonpayment of principal, interest, fees or other amounts, (ii) any representation or warranty proving to have been materially incorrect when made or confirmed; (iii) failure to perform or observe covenants set forth in the loan documentation within a specified period of time, where customary and appropriate, after notice or knowledge of such failure; (iv) cross-defaults to other indebtedness of Shoney's (until the consummation of the corporate restructuring on terms and conditions as may be mutually agreed), the Borrower and its subsidiaries in an amount to be agreed; (v) bankruptcy and insolvency defaults
                        (with grace period for involuntary proceedings);
                        (vi) monetary judgment defaults in an amount to be agreed and material nonmonetary judgment defaults;
                        (vii) actual or asserted impairment of loan documentation or security; (viii) change of control
                        (subject to certain exceptions for corporate restructuring transactions as may be mutually agreed); and (ix) customary ERISA defaults.

ASSIGNMENTS AND
   PARTICIPATIONS:      Each Lender will be permitted to make assignments
                        in minimum amounts to be agreed to other financial institutions approved by the Borrower (at any time that an Event of Default has not occurred and is continuing) and the Administrative Agent, which approval shall not be unreasonably withheld or delayed; provided, however, that neither the approval of the Borrower nor the Administrative
                        Agent shall be required in connection with assignments to other Lenders or any of their affiliates. Each Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign (i) as security all or part of its rights under the loan documentation to any Federal Reserve Bank and (ii) all or part of its rights or obligations under the loan documentation to any of its affiliates. Lenders will be permitted to sell participations with voting rights limited to significant matters such as changes in amount, rate and maturity date.

WAIVERS AND
   AMENDMENTS:          Amendments and waivers of the provisions of the
                        loan documentation will require the approval of Lenders holding advances and commitments representing more than 50% of the aggregate advances and commitments under the Senior Credit
                        Facilities, except that the consent of all of the Lenders be required with respect to (i) increases in commitment amounts, (ii) reductions of principal, interest, or fees, (iii) extensions of scheduled maturities or times for payment, and (iv) releases of all or substantially all of the collateral or guarantees.

INDEMNIFICATION:        The Borrower will indemnify and hold harmless the
                        Administrative Agent, the Sole Lead Arranger and
                        Sole Book Manager, each Lender and each of their affiliates and their officers, directors, employees, agents and






                                       -11
                        advisors from and against all losses, liabilities, claims, damages or expenses arising out of or relating to the Transaction, the Senior Credit Facilities, the Borrower's use of loan proceeds or the commitments, including, but not limited to, reasonable attorneys' fees and settlement costs. This indemnification shall survive and continue for the benefit of all such persons or entities, notwithstanding any failure of the Senior Credit Facilities to close.

GOVERNING LAW:          New York.

EXPENSES:               The Borrower will pay all reasonable costs and
                        expenses associated with the preparation, due diligence, administration, syndication and enforcement of all loan documentation, including, without limitation, the legal fees of the Administrative Agent's counsel, regardless of whether or not the Senior Credit Facilities are closed. The Borrower will also pay the expenses of each Lender in connection with the enforcement of any of the loan documentation.

COUNSEL TO THE
   ADMINISTRATIVE
   AGENT:               Shearman & Sterling.

MISCELLANEOUS:          This term sheet is intended as an outline only and
                        does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in loan documentation. Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to New
                        York jurisdiction. The loan documentation will contain customary increased cost, withholding tax, capital adequacy and yield protection provisions.

SOURCES AND USES:



  Sources of Funds
  ($ in Millions)                                    Uses of Funds
  --------------------------------------------------------------------------
     Proposed Facilities:                    Dividend to the Parent   $116.2
       Revolving Credit Facility  $  5.0      Transaction Costs          3.8
       Term Loan B Facility         85.0                              ------
       Term Loan C Facility         30.0
                                   -----
     Total Senior Facilities       120.0

     Total Sources of Funds       $120.0      Total Uses of Funds     $120.0






                                       -12-